EXHIBIT 99.1

Aura to Voluntarily Delist from Toronto Stock Exchange

ROAD TOWN, British Virgin Islands, Sept. 08, 2025 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (Nasdaq: AUGO) (TSX: ORA) (B3: AURA33) (“Aura” or the “Company”) today announced that its application for a voluntary delisting (the “Delisting”) of its common shares (each a “Common Share”) from the Toronto Stock Exchange (the “TSX”) has been approved by the Company’s board of directors and the TSX. It is expected that the Common Shares will be delisted from the TSX effective as of the close of markets on September 25, 2025. The Common Shares will continue to be listed and traded on the Nasdaq Global Select Market (the “NASDAQ”) under the symbol “AUGO” and the B3 - Brasil, Bolsa Balcão under the symbol “AURA33”. It is important to highlight that on August 29, 2025, Aura announced that the Brazilian Securities Commission (“Comissão de Valores Mobiliários” or “CVM”) approved the change in the Company's Brazilian Depositary Receipts (“BDRs”) of the reference to a stock exchange for the Common Shares underlying the BDRs from TSX to NASDAQ.

Aura has decided to pursue the Delisting of the Common Shares from the TSX following the completion of listing its Common Shares on Nasdaq on July 16th, 2025, and its intention to consolidate the trading in the U.S. equity market, which the Company expects will improve its stock liquidity. The decision for the Delisting has also taken into consideration, among other things, the ongoing fees and expenses associated with maintaining a TSX listing and the availability of an alternative market for the Common Shares on the NASDAQ. Also, the Company reaffirms that this change will not affect the rights of holders of BDRs listed on B3, which will continue to be supported by Common Shares, now listed on Nasdaq.

Holders of Common Shares in Canadian brokerage accounts are encouraged to contact their brokers to confirm how to trade their Common Shares on the NASDAQ following the Delisting of the Common Shares from the TSX.

In accordance with the TSX Company Manual, the TSX does not require shareholder approval of the voluntary delisting of the Common Shares from the TSX, as an acceptable alternative market will exist for the Common Shares on the date of Delisting.

Aura will continue to be a reporting issuer under applicable securities laws of Ontario, Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island and Saskatchewan following the Delisting.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's five operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, and Borborema gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

Caution Regarding Forward-Looking Information and Statements

This press release includes certain statements and information that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and/or “forward-looking statements” within the meaning of applicable United States securities laws (collectively, “forward-looking statements”). Forward-looking statements relate to future events or future performance and reflect the Company’s current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to the Delisting and timing of Delisting; and the Company’s business strategies. Often, but not always, forward-looking statements may be identified by the use of words such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Important factors that may cause actual results to vary. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

The Company does not undertake to update any forward-looking statement or forward-looking information, except in accordance with applicable securities laws.

Investor Relations
ri@auraminerals.com